                                                                  Exhibit (g)(7)

                             UNITED STATES DISTRICT COURT
                                  DISTRICT OF NEVADA

COMPUTER ASSOCIATES            )    CV-S-98-00278-LDG (RLH)
INTERNATIONAL, INC.,           )
                               )
     Plaintiff                 )
                               )
v.                             )    ORDER
                               )
COMPUTER SCIENCES CORPORATION, )
et al.,                        )
                               )
     Defendants                )
                               )
-------------------------------


     Before the court is plaintiff's motion for an expedited briefing schedule and hearing on claims for expedited relief (#2). Because the motion was originally brought ex parte, this court entered an order on February 18, 1998 requiring plaintiff Computer Associates International, Inc. ("CA"), to serve the motion on defendant Computer Sciences Corporation ("CSC"), and shortening the time for Computer Science's response. The court has now received CSC's response (#12) and CA's reply brief.

     In mid-February 1998, CA formally commenced an unsolicited tender offer, filed preliminary proxy materials with the SEC, and initiated this action seeking declaratory and injunctive relief. In their lawsuit, CA asked the court to interpret the CSC bylaws and declare, inter alia, that

     (a) a majority of the outstanding voting shares are sufficient to amend the bylaws by written consent;

     (b) two-thirds of the outstanding voting shares, acting by consent, are sufficient to remove at least a majority of the directors; and

     (c) a majority of the outstanding voting shares are sufficient to fill vacancies caused by removal of directors by written consent.

     On February 18, 1998, CSC's board of directors convened. At that time, the board rejected CA's offer as ill-conceived, and undertook to alter CSC's corporate governance structure. Among other things, the board amended its bylaws relating to action by vote at a stockholder meeting and by written consent. Previously, Article VIII, Section 1 previously provided that a majority of outstanding voting shares were sufficient to amend the bylaws by written consent. The board action revised the bylaw to require an 80% vote of stockholders to amend the bylaws. Furthermore, Article II, Section 10 of the bylaws was amended to provide that any action, except the election of directors, could be taken without a meeting and without notice if authorized by the written consent of stockholders holding at least 90% of the voting power.

     The CSC board also (1) amended Article III, Section 2 of the bylaws to provide that a director may only be removed by a 90% shareholder vote, (2) amended the bylaws to "opt out" of the provisions of the "Acquisitions of Controlling Interest" component of Nevada General Corporation Law, thus eliminating shareholder's power to call a special meeting, and (3) amended
Article II, Section 2 of the bylaws to remove the default date of August 10, 1998, for the next annual meeting, and provide that the scheduling of the annual meeting rested with the sound discretion of the board. Thus, CSC claims that most of CA's claims for relief in this action are moot under the new governance structure.

     CA argues that the CSC board amendments are an attempt to prevent the CSC shareholders from voting on CA's proposals, and to render CA's consent solicitation ineffectual, and should be declared an invalid attempt to disenfranchise the shareholders of a proxy contest without justification. Further, CA argues that the CSC boards actions makes expedited review in this matter all the more essential.

     Because this case has now taken on the added inquiry of the validity of the CSC board actions, and because a material delay carries the potential of impeding the tender offer, the court concludes that an expedited disposition of the issues is warranted. While the parties have raised arguments in support of and against the CSC board's amendment actions, the order of the court did not request briefing on that matter, and the court will not presume that the parties' arguments have been fully developed. Therefore, the court will allow further supplemental briefing, and schedule a hearing date on the matter.

     Finally, CSC does not object to the prompt consideration of CA's section 14 claim for declaratory relief. Section 14 of the Exchange Act prohibits fraud or misrepresentation in connection with tender offers. CSC asserts that it must conduct preliminary discovery before deposing CA's principals regarding this aspect of the case. Though CA urges that no discovery is necessary for the section 14 analysis, the court is not convinced that at least limited discovery may not be needed for development of that claim. The court sees no reason, however, why discovery on the section 14 issues cannot proceed during the briefing and arguments on the remaining claims. Therefore, the court will defer to the magistrate judge to manage the discovery of the section 14 aspects of this litigation, with the recommendation from this court that the discovery of those aspects be completed within 60 days, if possible, so that the section 14 issues may be timely and meaningfully addressed.

Based on the above,

     IT IS HEREBY ORDERED that plaintiff's motion for an expedited briefing schedule and hearing on claims for expedited relief (#2) is GRANTED.

     IT IS FURTHER ORDERED that no later than March 6, 1998, defendants shall file (with a courtesy copy delivered to chambers) a supplemental response to the briefs now on file.

     IT IS FURTHER ORDERED that no later than March 11, 1998, plaintiff shall file (with a courtesy copy delivered to chambers) a supplemental reply to defendants' supplemental response.

     IT IS FURTHER ORDERED that a hearing on plaintiff's claims for declaratory relief shall be conducted at 1:00 p.m. on March 16, 1998.

     IT IS FURTHER ORDERED the magistrate judge shall manage the discovery of the section 14 aspects of this litigation, with the recommendation from this court that the discovery as to those aspects be completed within 60 days, if possible, so that the section 14 issues may be timely and meaningfully addressed.

     DATED this 26th day of February, 1998


                                   LLOYD D. GEORGE
                                   --------------------------
                                   Lloyd D. George
                                   United States District Judge